LMS MEDICAL SYSTEMS INC.

CONTACT:
Andrea Miller, Communications
5252 de Maisonneuve West, Suite 314
Montreal, Quebec, Canada, H4A 3S5
Tel : (514) 488-3461 ext. 222       Fax: (514) 488-1880
www.lmsmedical.com / investor@lmsmedical.com
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For Immediate release

               LMS AND MCKESSON EXPAND OB RISK MANAGEMENT OFFERING

MONTREAL, QUEBEC, APRIL 13, 2006 - LMS MEDICAL SYSTEMS (AMEX:LMZ; TSX:LMZ), a
healthcare technology company and developer of the CALM(TM) system (Computer
Assisted Labor Management), today announced that McKesson Provider Technologies, a business unit of McKesson Corporation, will be distributing additional components of the CALM OB Guidance Suite of risk management tools.

As part of the agreement McKesson will, in addition to CALM Curve, distribute new components of the CALM OB Guidance Suite of risk management tools, namely,
CALM Shoulder Screen and CALM Patterns. CALM Shoulder Screen assesses the risk of occurrence of shoulder dystocia during labor. CALM Patterns detects and analyzes fetal heart rate patterns in order to assist clinical teams in assessing the risk of birth related brain damage.

LMS and McKesson have combined efforts to provide innovative and comprehensive applications addressing the needs of today's maternal-fetal medicine. The expanded use of LMS risk management tools is in addition to the collaboration between both companies to provide medical professionals and risk managers with patient tracking, nursing documentation, maternal and fetal monitoring, decision support and electronic archival functionality within one innovative care management package.

 "Combining efforts to position advanced obstetrical care management within end-to-end hospital-wide operations supports the delivery of improved quality, increased patient safety and positive outcomes in obstetrics," said Diane Cote,
President and CEO of LMS.

LMS Medical Systems is a leader in the application of advanced mathematical modeling and neural networks for medical use. The LMS Computer Assisted Labor
Management product suite provides physicians, nursing staff and risk managers with innovative obstetrical decision support and risk management tools integrated into robust clinical information systems designed to improve outcomes and patient care for mothers and their infants during labor and delivery.

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities
Litigation Reform Act of 1995. Without limiting the foregoing, the words
"believes," "anticipates," "plans," "intends," "will," "should," "expects,"
"projects," and similar expressions are intended to identify forward-looking statements. You are cautioned that such statements are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances, or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, those associated with the success of research and development programs, the adequacy, timing, and results of clinical trials, the regulatory approval process, competition, securing and maintaining corporate alliances, market acceptance of the Company's products, the strength of intellectual property, financing capability, the potential dilutive effects of any financing, reliance on subcontractors and key personnel, and other risks detailed from time-to-time in the Company's public disclosure documents or other filings with the Canadian and U.S. securities commissions or other securities regulatory bodies. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.